Exhibit 21.1

Subsidiaries of OneStream, Inc.

Legal Name	State or Other Jurisdiction of Incorporation or Organization
DataSense LLC	Delaware
Filial af OneStream Software BV, Holland	Denmark
OneStream Software B.V.	Netherlands
OneStream Software BV Amsterdam, Lucerne Branch	Switzerland
OneStream Software BV Finland Branch	Finland
OneStream Software BV France Branch	France
OneStream Software BV Italy Branch	Italy
OneStream Software B.V. – Niederlassung Deutschland	Germany
OneStream Software BV Spain Branch	Spain
OS Software de Mexico, S de RL de CV	Mexico
OneStream Software Limited	United Kingdom
OneStream Software LLC	Delaware
OneStream Software LLC Sweden Branch	Sweden
OneStream Software Pvt Ltd	Singapore
OneStream Software Proprietary Limited	Australia
OneStream Software (SA) Pty Ltd	South Africa